Exhibit 99.1

Ballard Inks $11M Deal With Broad-Ocean For 200 Fuel Cell Engines in China Market

VANCOUVER and ZHONGSHAN, China, April 5, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has entered into a definitive equipment supply agreement with Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"; www.broad-ocean.com/en/index.html) for the supply and delivery of 200 FCveloCity® fuel cell engines to be used in demonstrations of clean energy buses and commercial vehicles in key Chinese cities. The engines will be manufactured and supplied by Ballard from its operations in British Columbia, with shipments scheduled for 2017. The deal value is approximately $11 million.

"We are working to close the strategic technology transfer, licensing and supply deal with Broad-Ocean that we announced in February, under which Broad-Ocean plans to set up three module assembly operations in China," said Randy MacEwen, Ballard President and CEO. "Once closed, we will work to execute terms of the deal this year. In parallel, Broad-Ocean plans to seize early market demand for fuel cell buses and commercial vehicles in strategic demonstration projects in key Chinese cities. As a result, we will supply Broad-Ocean with 200 fuel cell modules in 2017 to support these initial projects. This $11 million order will be incremental to the expected $25 million value of the technology transfer deal."

Founded in 1994, Broad-Ocean is headquartered in the City of Zhongshan in Guangdong Province and is listed on the Shenzhen Stock Exchange. The Company is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC). Broad-Ocean produces more than 50 million motors annually for customers on 5 continents. On August 18, 2016 Broad-Ocean became Ballard's largest shareholder following an investment of $28.3 million in Ballard common shares, representing approximately 9.9% of Ballard's outstanding common shares following the transaction.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/05/c4786.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:15e 05-APR-17